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Exhibit 12.1

	Period from March 4, 2009 (Inception) to December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Period Jan 1- Feb 21	Year ended December 31, 2012	Nine months ended September 30, 2013
Ratio of Earnings to Fixed Charges (a)	N/A	105.9	—		3.9	—
Earnings
Add:
Pre-tax income (loss) from continuing operations	100	6,516	(2,732)	(26,500)	55,364	(118,113)
Fixed charges	—	62	487	102	18,856	12,720
Amortization of capitalized interest	—	—	—	—	—	819.01

	100	6,578	(2,245)	(26,398)	74,220	(104,574)
Substract:
Interest capitalized	—	—	—	—	563	346

Total Earnings (Loss)	100	6,578	(2,245)	(26,398)	73,657	(104,920)

Fixed charges:
Interest expensed and capitalized	—	2	264	—	15,268	10,724
Amortized capitalized expenses related to indebtedness	—	—	—	—	3,280	1,572
Estimate of interest expense within rental expense	—	60	223	102	307	424

Total Fixed charges	0	62	487	102	18,856	12,720
Preferred dividend requirement	0	0	0	1	0	0

Preferred dividend on a pre-tax basis	0	0	0	1	0	0
Total Combined Fixed charges and Preferred dividends	—	62	487	103	18,856	12,720
Ratio of earnings to fixed charges	N/A	105.9	—	—	3.9	—
Coverage deficiency			2,732	26,500		117,640
Ratio of earnings to fixed charges and preferred dividends	N/A	105.9	—	—	3.9	—
Coverage deficiency			2,732	26,500		117,640

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  Exhibit 12.1